Filed Pursuant to Rule 424(b)(3)

Registration No. 333-127405

SUPPLEMENT NO. 8, DATED JULY 10, 2007, TO THE PROSPECTUS DATED OCTOBER 24, 2006

OF CB RICHARD ELLIS REALTY TRUST.

We are providing this Supplement No. 8 to you in order to supplement our prospectus dated October 24, 2006 as supplemented by our Supplement No. 1 dated December 8, 2006, our Supplement No. 2 dated March 29, 2007, our Supplement No. 3 dated April 4, 2007, our Supplement No. 4 dated April 4, 2007, our Supplement No. 5 dated May 3, 2007, our Supplement No. 6 dated May 16, 2007 and our Supplement No. 7 dated June 28, 2007. This supplement provides information that shall be deemed part of, and must be read in conjunction with, the prospectus. Capitalized terms used in this Supplement No. 8 have the same meanings in the prospectus unless otherwise stated herein. The terms “we,” “our,” “us” and CBRE REIT include CB Richard Ellis Realty Trust and its subsidiaries.

DESCRIPTION OF PROPERTIES

The following information should be read in conjunction with the information in our prospectus, including the sections “Risk Factors” and “Real Estate Investments.”

Property Acquisitions

On July 3, 2007, we entered into a definitive purchase agreement (the “Agreement”) with an affiliate of Johnson Development Associates, Inc., an unrelated third-party, to acquire, subject to customary closing conditions, three additional distribution and manufacturing industrial buildings located in North and South Carolina (the “Additional Properties”), to be included with the portfolio transaction previously disclosed in our Supplement No. 7 dated June 28, 2007 (the “Initial Properties” and, together with the Additional Properties, the “Carolina Portfolio”). The aggregate contract purchase price for the Additional Properties is $65.3 million, bringing the total purchase price for the Carolina Portfolio up to $248.7 million, exclusive of transaction costs, financing fees and working capital reserves. We anticipate that the acquisition of the Carolina Portfolio will be funded from the proceeds of our initial public offering, mortgage financings obtained in connection with the acquisition and up to $13.5 million of existing mortgage financing which may be assumed, subject to lender approval, for a total of up to $68.7 million of existing mortgage financing which may be assumed in connection with the Carolina Portfolio. We have provided an additional deposit of $0.8 million in connection with the execution of the Agreement that is refundable in the event certain closing conditions are not met. Our refundable deposits on the Carolina Portfolio total $3.0 million.

The Carolina Portfolio consists of 34 distribution and manufacturing industrial buildings located in the markets of Greenville/Spartanburg, South Carolina; Charleston, South Carolina; Charlotte, North Carolina; and Winston-Salem, North Carolina. The Carolina Portfolio totals approximately 5.0 million square feet of industrial space and is currently 82.5% leased. Twenty of the properties in the Carolina Portfolio include expansion capability totaling up to 2.2 million square feet. The average lease term remaining across the Carolina Portfolio at closing is projected to be 7.7 years.

The Carolina Portfolio acquisition is scheduled to close in two phases: (i) $223.3 million, consisting of 33 properties (including the Additional Properties), is scheduled to close in the third quarter of 2007 and (ii) $25.4 million, consisting of one property, is scheduled to close in the first quarter of 2008. We anticipate that a portion of the Carolina Portfolio may be sold to third-parties either simultaneously with the closing or shortly thereafter. However, the Agreement, and the previously announced purchase agreements, are subject to a number of contingencies and there can be no assurances that this acquisition will transpire nor can there be any assurances that we will be successful in selling a portion of the Carolina Portfolio.